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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

Information Resources, Inc.
(Name of Subject Company)

Information Resources, Inc.
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(and Associated Preferred Share Purchase Rights)
(Title of Class of Securities)

456905108
(CUSIP Number of Class of Securities)

Monica M. Weed
Executive Vice President and General Counsel
Information Resources, Inc.
150 North Clinton Street
Chicago, Illinois 60661
(312) 726-1221
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With a copy to:

Terrence R. Brady
Winston & Strawn
35 West Wacker Drive
Chicago, Illinois 60601
(312) 558-5600

☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        [The following Employee Message Points and FAQ are a guide for certain employees of Information Resources, Inc. to assist them in answering questions from and communicating with other employees regarding the acquisition of Information Resources, Inc. by an entity owned by Symphony Technology II-A, L.P. and Tennenbaum Capital Partners, LLC pursuant to the previously announced Agreement and Plan of Merger dated as of June 29, 2003 by and among Information Resources, Inc., Gingko Corporation and Gingko Acquisition Corp.]

Important Information for Investors and Stockholders

        The tender offer for the outstanding shares of Information Resources, Inc. referred to in this Employee Message Points and FAQ (the "FAQ") has not yet commenced, and this FAQ is neither an offer to purchase nor a solicitation of an offer to sell shares of Information Resources, Inc. At the time the tender offer is commenced, a newly formed corporation that is owned by Symphony Technology II-A, L.P. and Tennenbaum Capital Partners, LLC will file a Tender Offer Statement with the Securities and Exchange Commission and Information Resources, Inc. will file a Solicitation/Recommendation Statement with respect to the tender offer.

        The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the offer.

        The offer to purchase, the related letter of transmittal and certain other documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of Information Resources, Inc., at no expense to them. The Tender Offer Statement (including the offer to purchase, the related letter of transmittal and all other offer documents filed with the SEC) and the Solicitation/Recommendation Statement will also be available at no charge at the Securities and Exchange Commission's website at www.sec.gov.

Employee Message Points & FAQ

        Symphony holds three core views about what makes a company a great place to work:

  •
  It must have adequate access to capital. Without capital, a company cannot make the investments necessary to provide greater services to clients or to improve the productivity necessary to reduce costs and improve profitability. In addition to spending over $100 million to acquire IRI stock held by shareholders, Symphony is investing in technology and innovation to help take IRI to the next level.

  •
  It must be profitable at levels sufficient to sustain operations through time. We will actively pursue the input from IRI employees on how to reduce costs and improve profitability.

  •
  It must grow revenue. Ultimately, growth is the greatest creator of employee opportunities for promotions and increased compensation. Symphony has heard from both IRI employees and clients that there are a number of exciting existing and to-be-developed ideas to generate revenue growth.

        Symphony believes that IRI's market-leading capabilities, combined with Symphony's capabilities, can deliver dramatically new and differentiated value in the three areas that we heard are important to our customers:

  •
  Better Point-of-Sale and panel data, with greater coverage of all the channels through which they sell to consumers, delivered faster and more reliably.

  •
  Powerful yet easy-to-use analytic tools that enable them to get more insight and more value from the data.

  •
  A highly capable and responsive client services organization that understands their business and is constantly focused on developing innovative approaches to improve the profitability of their sales and marketing activities.

        The combination of IRI and Symphony creates the first and only provider of market-based business intelligence solutions for CPG manufacturers and retailers. The union will accelerate IRI's efforts to provide even greater coverage of CPG marketplace data. It will also leverage Symphony's real-time performance management technology and solutions to help CPG manufacturers and retailers leverage enormous quantities of data. As a result, CPG companies can use this business intelligence to improve revenue, profit and other key elements of business performance.

  •
  IRI is a leading provider of market-based data and insights that help CPG companies improve the ROI of their marketing and sales initiatives. IRI provides point-of-sale (POS) data on billions of transactions from more than 48,000 retail outlets in the US and Europe. It also collects information on consumer behavior from its 70,000-household consumer panel. This data and information drives IRI's industry-leading analytic products and services.

  •
  Symphony, through portfolio companies such as SymphonyRPM, provides proprietary real-time performance management solutions that can help CPG manufacturers and retailers extract more value from enormous quantities of data by integrating internal and third-party data, making it easier to expand the use of marketing data throughout the company, and linking marketing decisions to sales, operations and overall financial performance.

  •
  This union will help take IRI to the next level through investments in technology and innovation, particularly in business intelligence solutions that leverage data to improve revenue, profit and other key elements of business performance.

  •
  IRI will be able to make faster progress toward its goal of providing a total market view of the CPG industry. It will also further integrate POS, panel and other information to provide manufacturers and retailers with the tools to make faster, more informed decisions. This business intelligence will help companies improve their business performance in marketing, sales and operations.

Symphony is a leading investor in software and services businesses that can be transformed into market leaders through improvements in strategy and operations. Symphony's principals have strong backgrounds in strategy and operations, enabling them to actively participate in the transformation process.

  •
  Symphony's interest in IRI is driven by its strong belief in the growing need that CPG manufacturers and retailers have for better insights that can help them improve their business performance in marketing, sales and operations.

  •
  One of the portfolio companies owned by Symphony, SymphonyRPM, is a provider of innovative, real-time performance management solutions that enable companies to make better decisions by capturing the value of the data and information in their existing enterprise systems.

        IRI's understanding of the CPG industry is unmatched, and it provides the industry's most granular and accurate CPG sales and consumer data as well as the most innovative analytic products and services. IRI understands the marketing and sales needs of its blue chip, Fortune 500 client base.

  •
  IRI is the only company that provides high-quality, granular POS census data. This level of data quality and granularity is a critical element as clients move beyond monitoring broad sales trends and into using the data to fuel business intelligence applications that can improve performance in areas such as inventory and supply chain management.

  •
  IRI also has a 70,000-household consumer panel and the CPG industry's most advanced modeling, testing, and analytics offerings, which provide insights into consumer behavior.

        After the close of the transaction, IRI will become an independent, privately-owned company in the Symphony portfolio.

  •
  Over the next several weeks Symphony executives will meet with as many employees as possible in both the U.S. and Europe to further share their perspectives on why they made this investment.

  •
  Symphony partners will assume several of the Board of Director positions that will exist as the company is reformed around a private corporation model.

Employee FAQ

1.     Will my job change?

        IRI and Symphony share a vision for how they can build on IRI's strong foundation to create the first and only provider of market-based business intelligence solutions for CPG manufacturers and retailers. Symphony is buying IRI for the value of its assets, and our people are the key asset here at IRI. Employees will see and take part in the changes at IRI, but it will be change that is focused on building the IRI foundation so that we can make our shared vision a reality.

        In a broader context, however, change is a healthy and natural part of any evolving business. For this reason, some changes should not only be expected going forward, but also embraced. These changes should be viewed in the context of running our business more effectively, rather than as by-products of the acquisition.

2.     Will our reporting structure change?

        It's too soon to tell. However, as IRI and Symphony move forward in accelerating IRI's strategy, a certain amount of change should be expected.

3.     Should we expect more reductions in the IRI workforce?

        It's possible. Keep in mind that like any business, we continue to strive for improved productivity and profit. Symphony and IRI are closely aligned on these objectives. As the companies determine the growth strategy, we will continue to size our business according to revenue.

4.     Will there be a hiring freeze?

        As a result of the transaction—no. Some parts of the business are hiring, while others are not. Whether or not they are hiring depends on their business needs.

5.     Will our name change?

        This issue has not been a focus of the acquisition effort. However, IRI has high industry recognition and the new owners recognize the value of that asset.

6.     Please identify which departments will be impacted by redundancies.

        No significant redundancies have been identified as a result of the pending acquisition.

7.     Who is Symphony?

        Symphony is a leading investor in enterprise software and services companies. Led by entrepreneurs and executives with strong track records and deep experience in strategy and operations, Stream invests in companies that are or can become market leaders. Stream applies its strategic and operational expertise and capital to enable the business transformation of its portfolio companies.

8.     Why did we agree to a deal with them versus other suitors?

        The Symphony agreement is the result of a careful process to generate the greatest value for IRI shareholders, and to accelerate the evolution of the company's business strategy. IRI retained investment banking firm William Blair & Co. earlier this year to help review strategic options. After conducting detailed discussions with a select group of firms that had the most potential, the Board selected Symphony because the firm was willing to offer shareholders the greatest value.

9.     Is the deal a sure thing?

        The deal is contingent on customary approvals, including those from regulatory agencies, and on a majority of shareholders tendering their shares to Symphony. At this time, IRI does not foresee any impediments to gaining regulatory approvals, and we anticipate that a majority of shareholders will tender their shares to Symphony.

10.   When will the transaction be finalized?

        IRI expects the deal to close sometime in the third quarter of this year.

11.   What will happen between now and when the deal is completed?

        Between now and the completion of the transaction, IRI will continue to focus on running the business as usual. Symphony will be visiting our offices in an effort to learn more about our business and our clients' needs, in addition to identifying ways to apply its operational and technical expertise.

12.   What could stop the deal from closing?

        To complete the Symphony deal, all of the following must occur:

  •
  Customary approvals, including those from appropriate regulatory agencies.

  •
  A majority of IRI shareholders must tender their shares to Symphony.

        Presently, IRI does not foresee impediments to any of these conditions.

13.   Who will make up the management team?

        The current management team has been working closely with Symphony executives and will remain in place to run IRI's day-to-day operations through the completion of the deal.

        The selection of the IRI management team after the deal's close will be the prerogative of the new owners, although it should be noted that Symphony executives have cited the strength of the current management team as a reason for their interest in acquiring IRI. Therefore, a large portion of the current management team could remain in place after the acquisition is completed.

14.   How should I explain this announcement to my clients/vendors/suppliers?

        Symphony's acquisition of IRI represents a tremendous opportunity for IRI, its clients, and its business partners. The combined capabilities of the two companies will accelerate IRI's efforts to provide even greater coverage of CPG marketplace data. It will also leverage Symphony's real-time performance management technology and solutions to help CPG manufacturers and retailers leverage enormous quantities of data. As a result, CPG companies can use this business intelligence to improve revenue, profit and other key elements of business performance.

15.   Are we closing any offices?

        IRI has no current plans to close any of its offices.

16.   What will happen to my benefits?

        Information will be provided over the coming weeks regarding compensation, benefits and other related matters. However, it is Symphony's general approach to continue such policies on an "as is" basis, with changes, as required, to adjust for some of the changes resulting from the company going forward as a "private" versus "public" company (for example: no publicly traded stock). Symphony owns a portfolio of companies and recognizes the need to offer competitive compensation packages to attract and retain talent.

        Under the terms of the agreement with Symphony, IRI's benefits can't be changed until after 12/31/04. However, some benefits like the employee stock purchase plan (ESPP) will be suspended. Additionally, benefits such as medical and dental insurance could have premium adjustments in 2004 based on medical inflation.

17.   What will happen to the employee stock purchase plan (ESPP)?

        Current participants in the ESPP will contribute as usual through 6/30/03. Employees will receive stock in their E-trade accounts on 7/01/03. Additionally, the six-month restriction period will be waived. Beginning 07/01/03, the ESPP will be suspended and funds will no longer be deducted from employee paychecks. Employee stock owners may tender their IRI shares through E-trade. Additional information on the ESPP will be provided in the next several days.

18.   What will happen to my IRI stock options?

        Unlike most M&A transactions, this one is a bit more complex because of the contingent value right from the lawsuit. In other words, in addition to the $3.30 cash per share, there may also be a future payout to current shareholders based on a sharing of proceeds from IRI's lawsuit against the ACNielsen Company. General financial guidance is listed below. However, in all cases you should consult your financial advisor.

Eligibility

        1.     Stockholders—All holders of IRI stock will receive $3.30 cash per share and one contingent value right for every share they hold.

        2.     Option holders—All holders of "in the money options" (i.e., an option strike price below the cash transaction price), vested or unvested, will receive the difference between the transaction price and the strike price plus one contingent value right for every option they hold. Additional information to employees who hold in the money stock options will be provided over the next two weeks.

Out of the money options

        1.     Out of the money options will be cancelled at the end of the tender period, which will expire twenty business days after the initial tender date (August, 2003).

        2.     There may, however, be an opportunity for employees holding certain "out the money options" to realize value during the 20 business day tender window if the market price of the stock, as a result of the CVR, rises above the transaction price. In this case, holders of options with strike prices above the transaction price, but below the market price may execute a cashless exercise of those options using your E-trade account.

Tax Consequences

        1.     The tax consequences relating to the amounts received are fairly complicated. Please consult your tax advisor to determine how this transaction may impact you.

        2.     Option holders—"In the money" options holders will receive cash equal to the spread between the transaction price and the strike price, and contingent value rights. Again, employees who possess in the money stock options will be provided more information over the next two weeks. In general, all income recognized will be taxed as ordinary income and will be subject to withholding and employment taxes.

        In all cases you should check with your financial advisor as to appropriate financial and tax strategies.

19.   Will the 401K program and company match continue?

        Yes. The portion of company match that goes into IRI stock will be suspended and redistributed into a Fidelity Money Market fund. You will continue receive the full match. Shortly thereafter, you may choose to move the money placed in the money market fund into other Fidelity funds. You will be receiving additional information on the 401K in the next several days.

20.   What will happen to the portion of the company match invested in IRI stock?

        Within 60 days of the announcement your current stock in the company stock fund will be tendered by Fidelity Investments, and cash assets will be distributed into Fidelity Money Market fund for you. Shortly thereafter, you may choose to move your cash assets from the money market fund to other Fidelity funds of your choice. When it is determined how many shares are in the stock fund, you will get a contingent value right for each share. Additional information will be provided to you in the next few days.

21.   Will our compensation and bonus structure change?

        Additional information will also be provided over the coming months regarding compensation, bonus, and other related matters. However, it is Symphony's general approach to continue such policies on an "as is" basis, with changes, as required, to adjust for some of the changes resulting from the company going forward as a "private" versus "public" company (for example: no publicly traded stock). Symphony owns a portfolio of companies and recognizes the need to offer competitive compensation packages to attract and retain talent.

22.   Explain the decision to become privately held.

        The Board approved this transaction because, of all the options available to IRI, this one creates the most value for stockholders. Becoming a privately held company is a result of this process—it was not a goal. Whether IRI is privately or publicly held is less important than the vision Symphony and IRI share and the resources Symphony brings to help make that vision a reality. If anything, becoming private will help IRI focus exclusively on making the vision happen.

23.   Did we agree to this deal because of an agitated shareholder?

        No. The Board determined that the offer made by Symphony would provide the greatest value to IRI shareholders and would accelerate the evolution of the company's business strategy.

24.   What will our competition say about this announcement?

        Naturally, competitors will try to turn this announcement to their advantage by disparaging it in the media and to our clients. The reality is that the acquisition will provide tremendous benefits for IRI and our clients, and employees should take the initiative in communicating this to clients, vendors, suppliers and all other constituencies. It is critical during this time to remain focused on improving performance and profitability.

25.   How does this announcement impact our current efforts to evolve our business?

        The Symphony offer was chosen specifically, along with the value it offers to shareholders, because it will accelerate the evolution of the company's business strategy. This acquisition will enable IRI to make faster progress toward its goal of providing a total market view of the CPG industry, as well as take us in directions that would not have been possible on our own.

26.   Are there plans to eliminate any current projects?

        Upon completion of the acquisition, it should be expected that the new owners will review all of the company's initiatives and evaluate them according to performance and compatibility with IRI's strategic goals.

27.   Does Symphony have plans to exit the tracking business?

        No. Symphony does not plan to exit the tracking business.

28.   Do we expect to lose any clients because of this announcement?

        No. Based on the tremendous opportunities that the combined capabilities of IRI's and Symphony's will offer to clients in terms of enhanced product and service offerings, we expect to gain clients, not lose any.

        [The following Client Message Points and FAQ are a guide for certain employees of Information Resources, Inc. to assist them in answering questions from and communicating with Information Resources, Inc.'s clients regarding the acquisition of Information Resources, Inc. by an entity owned by Symphony Technology II-A, L.P. and Tennenbaum Capital Partners, LLC pursuant to the previously announced Agreement and Plan of Merger dated as of June 29, 2003 by and among Information Resources, Inc., Gingko Corporation and Gingko Acquisition Corp.]

Important Information for Investors and Stockholders

        The tender offer for the outstanding shares of Information Resources, Inc. referred to in this Client Message Points and FAQ (the "FAQ") has not yet commenced, and this FAQ is neither an offer to purchase nor a solicitation of an offer to sell shares of Information Resources, Inc. At the time the tender offer is commenced, a newly formed corporation that is owned by Symphony Technology II-A, L.P. and Tennenbaum Capital Partners, LLC will file a Tender Offer Statement with the Securities and Exchange Commission and Information Resources, Inc. will file a Solicitation/Recommendation Statement with respect to the tender offer.

        The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the offer.

        The offer to purchase, the related letter of transmittal and certain other documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of Information Resources, Inc., at no expense to them. The Tender Offer Statement (including the offer to purchase, the related letter of transmittal and all other offer documents filed with the SEC) and the Solicitation/Recommendation Statement will also be available at no charge at the Securities and Exchange Commission's website at www.sec.gov.

Client Message Points & FAQ

        The combination of IRI and Symphony creates the first and only provider of market-based business intelligence solutions for CPG manufacturers and retailers. The union will accelerate IRI's efforts to provide even greater coverage of CPG marketplace data. It will also leverage Symphony's real-time performance management technology and solutions to help CPG manufacturers and retailers extract greater value from the enormous quantities of data. As a result, CPG companies can use this business intelligence to improve revenue, profit and other key elements of business performance.

  •
  IRI is a leading provider of market-based data and insights that help CPG companies improve the ROI of their marketing and sales initiatives. IRI provides point-of-sale (POS) data on billions of transactions from more than 48,000 retail outlets in the US and Europe. It also collects information on consumer behavior from its 70,000-household consumer panel. This data and information drives IRI's industry-leading analytic products and services.

  •
  Symphony, through portfolio companies such as SymphonyRPM, provides proprietary real-time performance management solutions that can help CPG manufacturers and retailers extract more value from enormous quantities of data by integrating internal and third-party data, making it easier to expand the use of marketing data throughout the company, and linking marketing decisions to sales, operations and overall financial performance.

  •
  This union will help take IRI to the next level through investments in technology and innovation, particularly in business intelligence solutions that leverage data to improve revenue, profit and other key elements of business performance.

  •
  IRI will be able to make faster progress toward its goal of providing a total market view of the CPG industry. It will also further integrate POS, panel and other information to provide manufacturers and retailers with the tools to make faster, more informed decisions. This business intelligence will help companies improve their business performance in marketing, sales and operations.

Symphony Technology Group, LLC is a leading investor in software and related services businesses, led by entrepreneurs and executives with strong track records and deep experience in strategy and operations.

  •
  Symphony's interest in IRI is driven by its strong belief in the growing need that CPG manufacturers and retailers have for better insights that can help them improve their business performance in marketing, sales and operations.

  •
  One of the portfolio companies owned by Symphony, SymphonyRPM, is a provider of innovative, real-time performance management solutions that enable companies to make better decisions by capturing the value of the data and information in their existing enterprise systems.

        Symphony believes that IRI's market-leading capabilities, combined with Symphony's capabilities, can deliver dramatically new and differentiated value in the three areas that we heard are important to our customers:

  •
  Better Point-of-Sale and panel data, with greater coverage of all the channels through which they sell to consumers, delivered faster and more reliably.

  •
  Powerful yet easy-to-use analytic tools that enable them to get more insight and more value from the data.

  •
  A highly capable and responsive client services organization that understands their business and is constantly focused on developing innovative approaches to improve the profitability of their sales and marketing activities.

        IRI's understanding of the CPG industry is unmatched, and it provides the industry's most granular and accurate CPG sales and consumer data, as well as the most innovative analytic products and services. IRI understands the marketing and sales needs of its blue chip, Fortune 500 client base.

  •
  IRI is the only company that provides high-quality, granular POS census data. This level of data quality and granularity is a critical element as clients move beyond monitoring broad sales trends and into using the data to fuel business intelligence applications that can improve performance in areas such as inventory and supply chain management.

  •
  IRI also has a 70,000-household consumer panel and the CPG industry's most advanced modeling, testing, and analytics offerings, which provide insights into consumer behavior.

        Combining Symphony's performance management expertise with IRI's robust data and knowledge of the CPG industry will enable CPG companies to transform data from POS transactions, consumer panel information, and other market-based sources into intelligence that can be used to make informed decisions that improve the bottom line. Specifically, IRI will offer products and services that will help CPG manufacturers and retailers improve their performance in four areas:

  •
  Integrating all of the client's internal sales and marketing data and third-party data to provide new analytic insights.

  •
  Linking product development and sales to marketing to create greater overall impact.

  •
  Providing decision support and self-service analytic capabilities that link marketing decisions to sales, operations and overall financial performance.

  •
  Making technology easier to use, particularly in expanding the use of marketing data throughout the company.

        With Symphony's resources and expertise, IRI will be able to meet the evolving needs of every CPG manufacturer and retailer for more data from greater channel coverage and powerful yet easy-to-use analytic tools that enable them to get more value from the data.

  •
  To gain competitive advantage, CPG companies need expanded coverage and the ability to extract greater value from enormous quantities of data. Symphony has experience providing advanced performance management solutions to competitive, data-driven industries. IRI will continue to expand coverage and combine Symphony's expertise with its own granular, high-quality data and proprietary analytic products and services, which are highly customized for the CPG industry, in ways that will enable CPG companies to integrate and analyze market-based information faster and more easily. This will help make decisions that improve the efficiency and productivity of their marketing and sales efforts in areas such as inventory and supply chain management.

  •
  The growth of IRI's Panel and Analytics Business demonstrates the need for analytics and insights in the CPG industry. Right now, these services are largely ad-hoc. The combination of IRI and Symphony will give CPG manufacturers and retailers greater ability to incorporate advanced analytics and predictive modeling into their existing information systems. This will provide continuous, real-time insights, enabling CPG companies to increase revenue and profits by making faster, more informed decisions in areas such as forecasting, pricing, and promotion.

  •
  CPG manufacturers and retailers need to better coordinate their sales and marketing, operations, and supply chain functions. Symphony has a sophisticated framework and technology applications that can overlay CPG firms' existing systems and combine IRI's robust census data with multiple information sources, allowing CPG companies to integrate information across marketing and sales activities. Longer term, this has the potential to enable CPG companies to make better business decisions in areas such as inventory and supply chain management, which will improve the profitability of their businesses.

        IRI anticipates the Symphony deal will close in the third quarter.

  •
  IRI and Symphony are completely aligned around ensuring the continuation of service and enhancing the ability to deliver value to our clients.

  •
  After completing the transaction, IRI will remain a distinct entity under the Symphony umbrella.

  •
  IRI representatives will meet with you in the coming weeks to provide more detail on our plans.

        IRI is and could remain a viable stand-alone company, but we agreed to be acquired by Symphony for a number of reasons.

  •
  First, the Board of Directors' fiduciary duty is to the stockholders, and this merger creates the greatest value for IRI's stockholders.

  •
  The union also provides us access to Symphony's resources and technical expertise, which will enable us to enhance and expand upon what we offer clients in ways not possible on our own.

Client FAQ

1.     Will my services be impacted?

        No. IRI and Symphony are completely aligned around ensuring the continuation of service and enhancing the ability to deliver value to our clients.

2.     Will the people working on my account change?

        You should continue to see the same people on your account that you work with now.

3.     Is our contract/agreement still valid?

        Yes. IRI will continue to provide services under the terms specified in your agreement.

4.     Our agreement is for ? more years. Will you be able to serve out the contract to its specifications?

        Yes. IRI plans to continue its current services as a result of the announcement.

5.     Why is this a good move for IRI?

        The combination of IRI and Symphony has the potential to change the competitive dynamic of the CPG market research industry. It will enable IRI to create the first and only provider of market-based business intelligence solutions for CPG manufacturers and retailers.

        The acquisition also will provide IRI with technical resources to accelerate the development of our current strategic platform, as well as take us in strategic directions that would not have been possible on our own.

6.     How will my service improve?

        The level of service you receive from IRI will remain the same in the short term, and improve in the longer term due to enhanced product offerings and improved performance.

        In particular, the agreement gives IRI access to resources and expertise that will enable IRI to extend our data and analytic offerings into new, but closely related areas such as providing business intelligence solutions that will make it possible for clients to generate greater value from data.

7.     Who is Symphony?

        Symphony is a leading investor in enterprise software and services companies, led by entrepreneurs and executives with strong track records and deep experience in strategy and operations. Symphony invests in companies that are or can become market leaders. Symphony applies its strategic and operational expertise and capital to enable the business transformation of its portfolio companies.

        Symphony, through its portfolio company, SymphonyRPM, also provides proprietary performance management solutions and software for the real-time enterprise. These solutions help CPG manufacturers and retailers improve revenue, margin, and customer satisfaction by enabling and automating the analysis and integration of enormous quantities of data from retailers and from internal ERP and legacy systems. Additionally, these solutions make it easier to expand the use of marketing data throughout the company, and by linking marketing decisions to sales, operations and overall finance performance. More information is available at www.symphonytg.com.

8.     Why did you agree to a deal with them versus other suitors?

        The Symphony and Tennenbaum acquisition is the result of a careful process to generate the greatest value for IRI shareholders, and to accelerate the evolution of the company's business strategy. IRI retained investment banking firm William Blair earlier this year to explore strategic options including the sale of all or part of IRI, joint ventures, partnerships and capital infusions. IRI received a great deal of interest, and entered into detailed discussions with a select group of bidders that had the most potential. From that group, the Board selected the firm that was willing to provide the greatest value to our stockholders.

9.     Is the deal a sure thing?

        The deal is contingent on customary approvals, including those from regulatory agencies, and on a majority of shareholders tendering their shares to Symphony and Tennenbaum. At this time IRI does not foresee any impediments to gaining regulatory approvals, and we anticipate that a majority of shareholders will tender their shares to Symphony and Tennenbaum.

10.   When will the transaction be finalized?

        IRI expects the deal to close during the third quarter of this year.

11.   Who will be in charge?

        The current management team has been working closely with Symphony executives and will remain in place to run IRI's day-to-day operations through the completion of the deal.

        The selection of the IRI management team after the deal's close will be the prerogative of the new owners, although it should be noted that Symphony executives have cited the strength of the current management team as a reason for their interest in acquiring IRI. Therefore, a large portion of the current management team could remain in place after the acquisition is completed.

12.   Are you planning more reductions in the IRI workforce?

        It's possible. Keep in mind that like any business, we continue to strive for improved productivity and profit. Symphony and IRI are closely aligned on these objectives. As the companies determine the growth strategy, we will continue to size our business according to revenue.

13.   Will there be a hiring freeze?

        As a result of the transaction—no. Some parts of the business are hiring, while others are not. Whether or not they are hiring depends on their business needs.

14.   How should I explain this announcement to my boss and my team?

        Symphony's acquisition of IRI represents a tremendous opportunity for IRI and its clients. The combination of IRI and Symphony creates the first and only provider of market-based business intelligence solutions for CPG manufacturers and retailers. The union will accelerate IRI's efforts to provide even greater coverage of CPG marketplace data.

15.   Are you closing any offices?

        IRI has no plans to close any of its offices.

16.   Did you sell IRI because you lost P&G?

        No. IRI's decision to review its strategic options was driven by our desire to accelerate the evolution of the company's business strategy, which is precisely what the Symphony acquisition will allow us to do.

17.   What do you think your competition will say about the acquisition?

        Naturally, competitors will try to turn this announcement to their advantage by disparaging it in the media and by insinuating to our clients that the move will hinder or diminish our services. The reality is that the acquisition will cause no change in the current level of IRI service and it will provide tremendous benefits for IRI clients in the future.

18.   Does this impact current projects?

        No. IRI will continue to execute its current business strategy, which includes continued investment in growth areas and in initiatives aimed at improving client service.

19.   What have retailer reactions been to this announcement?

        Retailers have greeted the announcement with enthusiasm. Most recognize the tremendous opportunities that the Symphony acquisition will provide for IRI, our clients, and the CPG industry as a whole.

        [The following is a page on Information Resources, Inc.'s website (www.infores.com) setting forth certain information, with links to other information, regarding the acquisition of Information Resources, Inc. by an entity owned by Symphony Technology II-A, L.P. and Tennenbaum Capital Partners, LLC pursuant to the previously announced Agreement and Plan of Merger dated as of June 29, 2003 by and among Information Resources, Inc., Gingko Corporation and Gingko Acquisition Corp.]

Acquisition Information
Symphony, Tennenbaum to Acquire IRI

        Information Resources, Inc. (Nasdaq: IRIC), a leading provider of consumer information and insights to the consumer packaged goods (CPG) industry, announced that it has entered into a definitive agreement to be acquired by a newly formed corporation owned by Symphony Technology II-A, L.P., a leading investor in enterprise software and related services businesses, and by Tennenbaum Capital Partners, LLC, a private investment firm. IRI's Board of Directors has unanimously approved the acquisition.

Press Release

IRI Merger and CVR Documents (SEC Web site)

IRI Antitrust Lawsuit Background

        In 1996, Information Resources, Inc. (Nasdaq: IRIC) filed an antitrust action against The Dun & Bradstreet Corp., ACNielsen (now owned by VNU NV) and IMS International, Inc. in the United States District Court for the Southern District of New York entitled Information Resources, Inc. v. The Dun & Bradstreet Corp., et al. No. 96 CIV. 5716. Among other things, IRI alleges that the defendants violated Sections 1 and 2 of the Sherman Act, 15 U.S.C. Sections 1 and 2, by engaging in a series of anti-competitive practices aimed at excluding IRI from certain export markets for retail tracking services and regaining monopoly power in the U.S. market for these same services. IRI has filed a jury demand and is seeking to recover damages in excess of $350 million prior to trebling. A trial date has been set for September 20, 2004.

Summary and Background

Recent Press Releases

Latest District Court Ruling

Canadian Competition Tribunal Finding

European Commission Finding

Important Information for Investors and Stockholders

        The tender offer for the outstanding shares of IRI referred to in the documents on this web site has not yet commenced, and the documents on this web site are neither an offer to purchase nor a solicitation of an offer to sell shares of IRI. At the time the tender offer is commenced, affiliates of Symphony and Tennenbaum will file a Tender Offer Statement with the Securities and Exchange Commission and IRI will file a Solicitation/Recommendation Statement with respect to the tender offer. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the offer. The offer to purchase, the related letter of transmittal and certain other documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of IRI, at no expense to them. The Tender Offer statement (including the offer to purchase, the related letter of transmittal and all other offer documents filed with the SEC) and the Solicitation/Recommendation Statement will also be available at no charge at the Securities and Exchange Commission's website at www.sec.gov.

[The following is a summary of Information Resources, Inc.'s antitrust suit against ACNielsen (now owned by VNU NV) and IMS International, Inc. The summary was placed on Information Resources, Inc.'s website in connection the acquisition of Information Resources, Inc. by an entity owned by Symphony Technology II-A, L.P. and Tennenbaum Capital Partners, LLC pursuant to the previously announced Agreement and Plan of Merger dated as of June 29, 2003 by and among Information Resources, Inc., Gingko Corporation and Gingko Acquisition Corp.]

Important Information for Investors and Stockholders

        The tender offer for the outstanding shares of Information Resources, Inc. that prompted the posting of this summary on Information Resources, Inc.'s website has not yet commenced, and this summary is neither an offer to purchase nor a solicitation of an offer to sell shares of Information Resources, Inc. At the time the tender offer is commenced, a newly formed corporation that is owned by Symphony Technology II-A, L.P. and Tennenbaum Capital Partners, LLC will file a Tender Offer Statement with the Securities and Exchange Commission and Information Resources, Inc. will file a Solicitation/Recommendation Statement with respect to the tender offer.

        The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the offer.

        The offer to purchase, the related letter of transmittal and certain other documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of Information Resources, Inc., at no expense to them. The Tender Offer Statement (including the offer to purchase, the related letter of transmittal and all other offer documents filed with the SEC) and the Solicitation/Recommendation Statement will also be available at no charge at the Securities and Exchange Commission's website at www.sec.gov.

IRI Antitrust Suit Against ACNielsen
Summary

        In 1996, Information Resources, Inc. (Nasdaq: IRIC) filed an antitrust action against The Dun & Bradstreet Corp., ACNielsen (now owned by VNU NV) and IMS International, Inc. in the United States District Court for the Southern District of New York entitled Information Resources, Inc. v. The Dun & Bradstreet Corp., et al. No. 96 CIV. 5716. Among other things, IRI alleges that the defendants violated Sections 1 and 2 of the Sherman Act, 15 U.S.C. Sections 1 and 2, by engaging in a series of anti-competitive practices aimed at excluding IRI from certain export markets for retail tracking services and regaining monopoly power in the U.S. market for these same services. IRI has filed a jury demand and is seeking to recover damages in excess of $350 million prior to trebling.

        IRI claims that A.C.Nielsen dominated the markets for retail tracking services in the U.S. and Western Europe for over 60 years with its audit-based services. In 1986, IRI revolutionized the U.S. market with the introduction of its "InfoScan" service—the world's first national retail tracking service utilizing scanner data. Due to the success of its innovative InfoScan service, by 1992, IRI had gained a significant share of the U.S. market from Nielsen. At the same time, IRI began to undertake efforts to export such services to Canada and Western European markets where Nielsen dominated.

        Faced with a threat to Nielsen's foreign monopolies and desperate to avoid a repeat of the U.S. situation, IRI alleges that The Dun & Bradstreet Company, Nielsen and IMS International Inc. developed and implemented a plan to exclude IRI from the markets for retail tracking services outside the U.S. and undermine IRI's ability to effectively compete within the U.S.

        More specifically, the suit alleges that, among other things, Nielsen entered into exclusionary data agreements with major retailers in Canada and in European countries. Without access to raw scanner data, IRI could not provide a retail tracking service utilizing such data. At the same time, Nielsen began offering bundled global and pan-European contracts to multinational manufacturers. Through these contracts, IRI contends that Nielsen offered discounts in countries where Nielsen had monopoly power, but only with the purchase of services in those countries where Nielsen competed with IRI. IRI asserts that such contracts prevented it from selling its services to many multi-national customers—a critical market segment. By depriving IRI of revenues from such customers, IRI alleges that Nielsen not only sought to interdict IRI's expansion to new geographic markets, but also to undermine IRI's financial viability and, specifically, its stock price. In addition, IRI's suit alleges that Nielsen tortiously interfered with IRI's contracts with potential market entrants, such as SRG.

        Initially, IRI complained to antitrust regulatory authorities in Canada, the United States and Europe. In 1995, the Canadian Competition Tribunal, following a full hearing, found that Nielsen had abused its dominant position in Canada in order to exclude IRI from that market. The Tribunal ordered Nielsen to cease its abusive practices. In addition, the U.S. Department of Justice and the European Commission conducted a coordinated investigation of Nielsen's practices, which resulted in the Commission issuing a Statement of Objections against Nielsen in 1996. The Commission found that commencing in 1992 Nielsen implemented a series of abusive practices aimed at preventing IRI from expanding into European markets. Thereafter, Nielsen entered into a formal written Undertaking with the Commission in which it committed to abandoning the abusive practices identified by the Commission.

        On July 27, 1996, IRI filed a private antitrust action against The Dun & Bradstreet Corp., ACNielsen Co. and IMS International, Inc., in the U.S. to recover damages in excess of $350 million prior to trebling as a result of Defendants' practices. IRI demanded that the case be tried to a jury.

        Since the filing of the action, the parties have engaged in extensive discovery and motion practice. Among other things, the District Court has ruled that the findings of fact of the Canadian Tribunal and the European Commission are admissible as evidence in the U.S. proceedings. It also has denied Defendants' motions to dismiss IRI's claims, with the exception of IRI's claims for injuries in those markets in which it operated through subsidiary companies. In such markets, the Court concluded that IRI's subsidiaries, not IRI, were the proper parties to pursue claims against Nielsen and that the Court lacked subject matter jurisdiction over their claims. IRI has reserved the right to appeal this ruling.

        On May 21, 2003, the Court set a trial date of September 20, 2004.

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QuickLinks

IRI Antitrust Suit Against ACNielsen Summary